 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Smith-Midland Corporation
(Exact name of registrant as specified in its charter)

Delaware	54-1727060
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5119 Catlett Road, P.O. Box 300, Midland, VA	22728
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $.01 per value per share	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.    ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.    ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.    ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:
    ________________  (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

  (Title of class)

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

This Form 8-A is being filed to change the registration of the common stock, par value $.01 per share, of Smith-Midland Corporation (the “Company”) from Section 12(g) of the Securities Exchange Act of 1934 to Section 12(b) of the Securities Exchange Act of 1934.

Item 1. Description of Registrant’s Securities to be Registered.

The following description of the material terms of our common stock includes a summary of specified provisions of our certificate of incorporation (“Certificate of Incorporation”), and by-laws (“By-Laws”).

General

Our authorized capital consists of:

●
8,000,000 shares of common stock, $0.01 par value per share; and

●
1,000,000 shares of preferred stock, $0.01 par value per share, none of which are issued or outstanding as of the date of filing of this Form 8-A.

Common Stock

The holders of our common stock (i) have equal ratable rights to dividends from funds legally available therefor, when and if declared by our Board of Directors; (ii) are entitled to share in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. Our By-Laws require that directors are elected by a plurality vote.

Preferred Stock

Our Board of Directors has the authority, within the limitations and restrictions stated in our Certificate of Incorporation, to authorize the issuance of shares of preferred stock, and to fix the designations and powers, preferences and rights and qualifications, limitations and restrictions thereof. The issuance of preferred stock could adversely affect the voting, rights to dividends, rights in liquidation and other rights of the holders of our common stock.

Certain Anti-Takeover Effects

New Directorships; Removal of Directors For Cause. Our Board of Directors is authorized to create new directorships and to fill such positions so created. The Board of Directors (or its remaining members, even if less than a quorum) is also empowered to fill vacancies on the Board of Directors occurring for any reason. Members of the Board of Directors may only be removed for cause by the affirmative vote of at least 80% of our outstanding voting stock. These provisions may make it more difficult for stockholders to change the composition of the Board of Directors.

Advance Notice Procedures. Our By-Laws establish an advance notice procedure for stockholder nominations of persons for election to our Board of Directors. Stockholders at an annual meeting will only be able to consider nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board of Directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our corporate secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although our By-Laws will not give the Board of Directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the By-Laws may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

Super-Majority Stockholder Vote Required for Certain Actions. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless the corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our Certificate of Incorporation requires the affirmative vote of the holders of at least 66-2/3% of our outstanding voting stock to amend or repeal the provisions of our Certificate of Incorporation. This “super-majority” stockholder vote would be in addition to any separate class vote that might be required pursuant to the terms of any preferred stock that might then be outstanding. In addition, our By-Laws may be amended by the Board of Directors or by the affirmative vote of at least 80% of our outstanding voting stock.

Special Stockholder Meetings. Under our By-Laws, only our Board of Directors or the Chairman of the Board may call special meetings of stockholders. Stockholders do not have the authority to call a special meeting of stockholders.

Effects of Authorized but Unissued Shares. We have shares of common stock and preferred stock available for future issuance and may designate and issue preferred stock without stockholder approval, subject to the limitations imposed by the listing standards of The NASDAQ Stock Market LLC and other applicable laws. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Listing of Our Common Stock

Our common stock has been accepted for listing on The Nasdaq Stock Market LLC under the symbol “SMID."

Item 2. Exhibits.

In accordance with the Instructions As To Exhibits to Form 8-A, no Exhibits are required to be filed because no other securities of the registrant are registered on The Nasdaq Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section l2 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

SMITH-MIDLAND CORPORATION

Date: November 12, 2020	By:	/s/ Adam J. Krick
Adam J. Krick, Chief Financial Officer
(Principal Financial Officer)